UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)   April 28, 2011

S&W SEED COMPANY
_____
(Exact Name of Registrant as Specified in Its Charter)

Delaware
_____
(State or Other Jurisdiction of Incorporation)

001-34719	27-1275784
(Commission File Number)	(IRS Employer Identification No.)

25552 South Butte Avenue	
Five Points, CA	93624
(Address of Principal Executive Offices)	(Zip Code)

(559) 884-2535
_____
(Registrant's Telephone Number, Including Area Code)

_____
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.   Other Events

Historically, the Company has operated its alfalfa seed business by contracting with farmers in California's San Joaquin Valley to grow and harvest its certified proprietary seed for sale to its distributors and end-user farmers. In an action intended to build upon and enhance its long-standing business strategy, the Company recently entered into a Farmland Lease Agreement with Widgeon Land Company, Inc. of Delano, California in the southern region of California's Central Valley. The Company will continue to contract the majority of its alfalfa seed production from growers in the San Joaquin Valley. However, by vertically integrating its business plan to include its own production, the Company will be leveraging its most valuable assets – its in-house agronomics team and expertise and its available milling capacity – to supplement its contracted alfalfa seed production, as well as grow other small grain crops, in order to be in a position to supply key export markets in the Middle East, North Africa and Latin America.

The leased property includes approximately 800 acres, for which the Company will annually pay $125 per acre actually farmed, plus the cost of water and all farming-related expenses. The property is particularly desirable as farmland because it includes an abundant water supply that can be relied upon for consistent irrigation of crops, even in years of water shortage. The Company believes that the lease is on attractive terms that will enable it to enhance margins as well as exert greater control over its seed crop production.

The initial lease term provides for four planting years (2011 through 2014). Because the property currently is not used as farmland, the first year of the lease is a transition year in which infrastructure will be upgraded or built at the lessor's expense and land prepared for optimal farming operations. Consequently, the Company does not expect to plant the entire property in 2011. It is anticipated the second year of the lease will be the first year of full production. The lease will expire in October 2014, subject to a two-year extension that will automatically go into effect unless either party gives notice in September 2014 that it does not intend to extend the original term.

On April 28, 2011, the Company issued a press release entitled "S&W Seed Leases Farmland." The text of the press release is furnished as Exhibit 99.1 hereto.

Item 9.01.   Financial Statements and Exhibits.

Exhibit	Description
99.1	Press Release of S&W Seed Company dated April 28, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

S&W SEED COMPANY

By: _____/s/ Matthew K. Szot_____

Matthew K. Szot

Vice President Finance and Chief Financial Officer

Date: April 28, 2011